UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021
Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Endava Announces Results of Annual General Meeting

At the Annual General Meeting of Endava plc (the “Company”) held December 9, 2021, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Ordinary Resolution	Votes For	%	Votes Against	%	Votes Total	Abstentions
1	To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2021 and the associated reports of the Directors and auditors (the “2021 Annual Report and Accounts”).	189,310,264	99.97	50,636	0.03	189,360,900	105,431
2	To approve the remuneration report of the Directors set out on pages 76 to 97 (inclusive) of the 2021 Annual Report and Accounts.	181,744,940	95.93	7,715,894	4.07	189,460,834	5,497
3	To re-appoint KPMG LLP as auditors of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2022 and to authorise the Directors to fix the auditors’ remuneration.	189,462,673	99.999	2,309	0.001	189,464,982	1,349
4	To re-elect Mr. J Cotterell as a Director.	189,213,474	99.87	247,545	0.13	189,461,019	5,312
5	To re-elect Mr. M Thurston as a Director.	187,705,872	99.07	1,755,145	0.93	189,461,017	5,314
6	To re-elect Mr. A Allan as a Director.	188,042,519	99.25	1,418,486	0.75	189,461,005	5,326
7	To re-elect Ms. S Connal as a Director.	189,073,990	99.80	387,269	0.20	189,461,259	5,072
8	To re-elect Mr. B Druskin as a Director.	188,274,748	99.37	1,186,221	0.63	189,460,969	5,362
9	To re-elect Mr. D Pattillo as a Director.	189,450,402	99.99	10,612	0.01	189,461,014	5,317
10	To re-elect Mr. T Smith as a Director.	187,257,877	98.84	2,203,082	1.16	189,460,959	5,372

The full text of each resolution passed at the Annual General Meeting held on Thursday, December 9, 2021 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at investors.endava.com/financials-and-filings/AGM.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on December 7, 2018 (File No. 333-228717), the Company’s registration statement on Form S-8 filed with the SEC on September 18, 2020 (File No. 333-248904), the Company's registration statement on Form S-8 filed with the SEC on September 30, 2021 (File No. 333-259900) and the Company's registration statement on Form F-3 filed with the SEC on October 18, 2019 (File No. 333-229213).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 10, 2021	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer